United States Securities and Exchange Commission
Washington, DC
Mail stop 4-6

RE:       Summit Exploration, Inc.
            Registration Statement on Form SB-2
            Comments to Amendment 1.
            File No. 333-133079

COMMENT: 1 USE OF PROCEEDS

AMENDED DISCLOSURE
Section: 'Use of Proceeds'
Page: 7

The largest use of proceeds contemplated herein will be expended on geochemical and seismic interpretation. Geochemical and seismic analysis is an important due diligence process in the assessment of exploration properties and their potential to host commercial quantities of oil and gas. Other than nominal legal and filing fees associated with the preparation of applications to the Queensland government we do not expect to incur any other costs associated with the acquisition of exploration permits. No funds raised through this offering will be paid to Mr. Hart in his capacity as a consultant or any affiliate of his for geological assessments.

COMMENT: 2 DIRECTORS, PROMOTERS AND CONTROL PERSONS

AMENDED DISCLOSURE
Section: 'Directors, Promoters and Control Persons'
Page: 10

From July 2002 until his resignation in June 2005 Mr. Hart was the Chief Executive Officer, President and a Director of TAG Oil Ltd (OTCBB: TAGOF) (TSX:TAO), a Canadian incorporated company operating in New Zealand. In this capacity he reviewed farmin opportunities worldwide and attended all operating and technical committee meetings associated with these permits and reviewed the geological and economic parameters of each well. In June 2005 he resigned as officer and director of TAG Oil and resumed his post as managing Director of Golden Downs Consulting. In July 2005 he provide consulting services to L&M Mining, a privately held New Zealand based gold and coal mining company to expand their activities into the petroleum sector. Under Mr. Hart's direction, L&M Mining successfully applied for and were awarded three exploration permits on the South Island, New Zealand. Mr. Hart was responsible for overseeing the permit application process, work obligation program, initial fieldwork, and seismic requisition planning. In October 2005, Mr. Hart was contracted by SCA, a Houston based geological consulting firm, to complete a project in Mumbai, India for Reliance Industries. The project included a sequence stratigraphic study over two of Reliance's offshore permits and provided the company with three previously unknown prospects. In early 2006, Mr. Hart acted as an expert witness in a High Court case involving Crown Minerals, New Zealand and Bounty Oil & Gas NL. His three week testimony concluded in late April 2006. Mr. Hart is currently managing Director of Golden Downs Consulting in addition to his position with Summit Exploration. Mr. Hart is a member of the American Association of Petroleum Geologists, Geological Association of America, the Indonesian Petroleum Association and a published author, most recently his article in the Oil and Gas Journal on exploration opportunities in Austral Asia.